NEWS RELEASE	PLAN INVEST PROTECT

May 24, 2021

Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium Opportunity Fund and Voya Infrastructure, Industrials and Materials Fund

Each Announce the Expiration and Preliminary Results of Tender Offer

SCOTTSDALE, Ariz., May 24, 2021— Each of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) (“IGA”), Voya Global Equity Dividend and Premium Opportunity Fund (NYSE: IGD) (“IGD”), and Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) (“IDE”) (each a “Fund” and, collectively, the “Funds”), today announced the expiration and preliminary results of each Fund’s tender offer. The tender offers commenced on April 19, 2021 and expired at 5:00 p.m. Eastern Time on May 24, 2021. The preliminary results for each tender offer are provided in the table below.

Fund	% of Outstanding Common Shares Subject to Tender Offer	Number of Outstanding Common Shares Subject to Tender Offer	Number of Common Shares Properly Tendered and Not Withdrawn

IGA	10%	1,819,925	4,944,597

IGD	15%	14,246,530	29,960,618

IDE	15%	2,779,098	2,018,902

Because the tender offers for IGA and IGD were oversubscribed, the relative number of Shares that will be purchased from each shareholder will be prorated based on the number of Shares properly tendered (disregarding fractions).

The purchase price of the properly tendered and accepted Shares for all three tender offers will be equal to 98% of the respective Fund’s net asset value per share as determined as of the close of the regular trading session of the New York Stock Exchange on May 25, 2021, the business day after the tender offers expired. The Funds expect to announce the final results of the tender offers on or about May 26, 2021.

Questions regarding each of the tender offers may be directed to Georgeson LLC, the Information Agent for the tender offers, toll free at the numbers listed in the table below.

Fund	Toll Free Phone Number

IGA	866-628-6123

IGD	866-828-4305

IDE	866-297-1264

May 24, 2021

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any Shares of the Funds. The offer to purchase Shares was made only pursuant to tender offer statements on Schedule TO and related exhibits. Common shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of March 31, 2021, more than $248 billion for affiliated and external institutions, financial intermediaries and individual investors. With over 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018, 2019 and 2020 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

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